EXHIBIT 99.47




                                       FOR IMMEDIATE RELEASE




                 COMCAST AND LIBERTY MEDIA
             AGREE TO PURSUE JOINT BID FOR QVC

              _______________________________

                 OFFER REVISED TO ALL CASH

              _______________________________


Philadelphia, Pennsylvania and Denver, Colorado -- July 21,

1994:  Comcast Corporation and Liberty Media Corporation

announced that Liberty has agreed to join with Comcast in

making a joint offer to acquire in a merger all of the

outstanding shares of QVC, Inc. for $44 per share in cash.

If Comcast and Liberty ultimately acquire all remaining QVC

shares, Comcast and Liberty would own approximately 57% and

43% respectively, of QVC.

          Comcast and Liberty have agreed that if a merger

with QVC is consummated, QVC would be managed by Comcast.

          Representatives of Comcast and Liberty met this

morning with representatives of QVC to advise QVC of the

Comcast-Liberty agreement and the revised all cash offer.

Comcast and Liberty also advised QVC of their willingness to expedite the receipt of the cash consideration by QVC's

shareholders.

          Comcast Corporation is principally engaged in the

development, management and operation of cable









communications networks.  Comcast's consolidated and pro-

rated affiliated operations served approximately 3.0 million cable subscribers at March 31, 1994.  After completion of the acquisition of

Maclean Hunter's United States cable properties, Comcast's consolidated and pro-rated affiliated operations will serve approximately 3.5 million cable subscribers, making it the third largest cable operator in the country.  Comcast provides cellular telephone services in the Northeast

United States to markets encompassing a population in excess of 7.4 million.  Comcast also has investments in cable programming,

telecommunications systems, and international cable and

telephony franchises.

          Comcast's Class A and Class A Special Common Stock

are traded on The Nasdaq Stock Market under the symbols

CMCSA and CMCSK, respectively.

          Liberty, its affiliates and companies in which it

holds investments operate cable television systems serving

an aggregate of approximately 3.2 million subscribers in 30

states.  The Company's programming interests include BET,

The Family Channel, Encore, Starz!, Home Shopping Club, QVC,

Court TV, X*PRESS and regional and national sports networks.

          Liberty's Class A Common Stock, Class B Common

Stock and Class E, 6% Cumulative Redeemable Exchangeable

Junior Preferred Stock is traded on The Nasdaq Stock Market

under the symbols of LBTYA, LBTYB and LBTYP, respectively.



                      *      *      *



FOR FURTHER INFORMATION CONTACT:

Comcast Corporation


                             2







John R. Alchin
Senior Vice President and Treasurer
(215) 981-7503

Liberty Media Corporation
Vivian Carr
Vice President - Investor Relations
(303) 721-5406






















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               Washington, D.C.  20006